Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications sent to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on June 18, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON JUNE 18, 2010
1. A new dominion The Economist
Cracking the American market has proved beyond many foreign banks. Is Canada’s TD different? (Ed Clark, TD Bank’s Mike Carbone quoted) See full story
2. Ottawa steered clear of corporate sponsorships for G8-G20 The Globe and Mail
The federal government did not seek out corporate sponsors to offset the nearly $1-billion cost of the G8 and G20 summits, despite fielding offers from at least two major Canadian companies. (Mohammed Nakhooda, Corporate and Public Affairs, quoted) See full story
3. Toronto-Dominion Bank May Expand TD Ameritrade Partnership Bloomberg
Toronto-Dominion Bank plans to increase its ties with TD Ameritrade Holding Corp. through referral programs and offering new services to clients of the U.S online brokerage. (TD Bank’s Bharat Masrani quoted) See full story
4. Bay Street prepares for lockdown; Ready for branch disruptions The Financial Post
Canada’s financial hub is preparing for G20 lockdown. All five major banks will be reducing hours or shutting a total of 51 branches that are inside or close to the summit meeting in downtown Toronto. Plans are also underway to reduce staff on trading floors and corporate offices and move some operations to remote locations or allow employees to work from home. (Wojtek Dabrowski, Corporate and Public Affairs, quoted) See full story
5. Canadian economic roar will be tamed in second half of 2010, TD says The Financial Post
Canada has been an economic lion since the end of 2009, with growth out-pacing that of its G7 peers by a wide margin. But the second half of the year will tame that roar, according to a quarterly economic forecast released Thursday by TD See full story
6. Canada must shift its trade focus to developing economies, says Carney The Canadian Press
Bank of Canada Governor Mark Carney says Canada must shift its trade focus towards emerging economies, which account for two thirds of global growth and are key drivers of the worldwide economic recovery. See full story
7. Rate hike not a given: Carney The Financial Post
Bay Street economists are betting the Bank of Canada will raise interest rates again in July even though the central bank governor reinforced yesterday that more hikes are no sure bet as government austerity threatens global growth. See full story
8. Provincial Bonds to Outperform Corporate Debt: Canada Credit Bloomberg
Provincial bond returns are pulling further ahead of corporate debt as Canada’s regional economies benefit from a faster-than-forecast recovery from the global recession. See full story
9. Bank of America rethinks free checking The Boston Globe
Bank of America, the biggest bank in the state and nation, is considering charging some checking customers additional fees starting next year as it tries to offset the cost of complying with new financial rules. (Rebecca Acevedo, Corporate and Public Affairs, quoted) See full story
10. BofA Seeks ‘Edge’ With Merrill Rivaling Schwab, Fidelity Online Bloomberg
Bank of America Corp., the largest U.S. bank by assets, is trying to attract investors with less to invest through a new online trading site. (TD Ameritrade mentioned) See full story
11. Banco Santander offers to buy 300 Royal Bank of Scotland branches across Britain The Associated Press

Banco Santander said Friday it has made an offer for some 300 bank branches being sold by Royal Bank of Scotland, but the government-controlled Scottish bank says there is still time for other bidders to come forward. See full story

Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories

1. A new dominion
The Economist
AT MOST banks, tellers who have been particularly helpful to a customer are content with a pat on the back from their manager. Star workers in the American branches of TD (for Toronto-Dominion) can expect a lot more. The bank’s WOW! Department (yes, really), a jazzed-up version of internal communications, sends costume-clad teams from Alpha WOW! Omega, its “fraternity”, to “surprise and delight” high performers in front of colleagues and (presumably bemused) customers, dishing out tokens that can be redeemed for TD-branded goodies.
Cringeworthy, perhaps. But TD, which touts itself as “America’s Most Convenient Bank”, takes service seriously. Its branches are open 50% longer than a typical rival’s, including Sundays. It provides water bowls for clients’ dogs, colouring books for their kids. Its ATMs offer stamps as well as cash. It eschews ropes for customer queues. “We don’t want them to feel like sheep,” says Mike Carbone, head of TD’s branches in Philadelphia, whose staff, like everyone at the bank, are trained at its “university” in New Jersey. TD calls 800 customers a night to gauge their experience. All of this seems to work. JD Power, a research firm, ranks it top for customer service among large banks in America’s mid-Atlantic region.
Toronto-based TD‘s big leap into the United States came two years ago. Seeking growth outside its mature, oligopolistic home market, it bought Commerce Bank, which had shaken up high-street banking in New York. It has continued to expand, using its strength—Canadian banks weathered the credit crisis relatively well—to buy several troubled banks in the south-east this year. This has brought its total investment in America to $18 billion and its east-coast network to nearly 1,300 outlets, 200 more than it has across Canada. Its latest deal made it a top-ten bank in Florida.
TD’s speciality is sucking up deposits, a cheap and stable form of funding. Banks with more than 10% of the branches in a given local market typically garner a disproportionately large share of deposits. TD can do the same with only 5-6% of total branches because of its reputation for convenience, says Sherief Meleis of Novantas, a consultancy. It works hard to find the best locations, favouring former fast-food outlets, which tend to be in busy places and already have drive-throughs (for ATMs). In the densest parts of the network, TD has 50% more deposits than its share of branches would imply, claims Bharat Masrani, head of its American operations.
TD has various ruses for bringing in deposits. It has attracted thousands of new customers by placing penny arcades, which count change, in branches. Users get a slip which they must redeem for cash at the counter, giving tellers a chance to persuade them to open an account. TD has curried favour with savers by offering a scheme that pays $10 to children for every ten books they read and by supporting local sports teams. It recently launched a mascot, the imaginatively named “TD”: a bit naff, maybe, but $128 billion of deposits is nothing to smirk at for a firm that was barely on America’s retail-banking radar a few years ago.

Still, there are grounds for scepticism. Chief among them is the poor record of foreign banks, including some of TD‘s Canadian peers, on America’s high street. TD’s overall return on invested capital in America was 4.5% last year, half its target. Brad Smith, an analyst at Stonecap Securities, wonders whether the bank will return its cost of capital. “They say it is a once-in-a-generation opportunity,” he says, “but we’ve seen this video many times.”
TD points out that its operating returns (excluding goodwill and the like) are close to 20%. Ed Clark, its boss, argues that profitability will grow as loan losses fall. He also thinks TD can sell more products to each customer: its franchise is “thin” compared with cross-selling leaders such as Wells Fargo, he says. The bank’s 45% stake in TD Ameritrade, a brokerage, could help.
TD‘s profits should also get a lift as it shifts from holding low-yielding securities to making (admittedly riskier) loans as the economy recovers. Currently it has 65 cents of loans for every dollar of deposits, compared with 90 cents or more for many peers. It has begun to close the gap: it was one of very few large banks to expand lending last year.
Like other retail banks, TD faces regulatory headwinds. Restrictions on overdraft and other fees will take $15 billion-19 billion of non-interest income out of the industry, reckons Mr Meleis. But deposit spreads should widen as rates rise, because banks can delay passing on some of the extra interest to savers. To make up for the lost revenue, banks will need to improve their deposit margins by only 0.3 percentage points, Mr Meleis calculates. The improvement needs to be even smaller at deposit-rich institutions such as TD.
And if rates stay lower than expected? Mr Clark admits it is a worry. So, too, is lending indiscipline, though TD has a thick conservative streak. It faces intensifying competition as the economy picks up. Its high-touch service model, though impressive, is not impossible to replicate (British bank customers will get something similar with the opening next month of Metro Bank, one of whose founders was the force behind Commerce Bank).
But TD is not about to turn tail. America has become hugely important to the bank, which Mr Clark describes these days as “a North American institution that just happens to have its headquarters in Canada.” For better or worse, TD’s future increasingly lies not in Ontario or Quebec, but somewhere between Maine and Florida.
Return to Top
2. Ottawa steered clear of corporate sponsorships for G8-G20
The Globe and Mail
SIRI AGRELL
The federal government did not seek out corporate sponsors to offset the nearly $1-billion cost of the G8 and G20 summits, despite fielding offers from at least two major Canadian companies.

Both Toronto-Dominion Bank and Research In Motion offered to participate in the global get-together, with the bank inquiring about corporate sponsorship and the tech company offering to provide complimentary BlackBerrys for visiting journalists.
Private-sector partnerships have played a major role in previous summits, including the G20 in Pittsburgh last year, where more than $1-million in cash was kicked in by companies that also paid for an array of summit-related expenditures, from food for the media to city beautification projects.
“It was done at other summits, it was done at the Olympics, so I can’t fathom why they decided not to do it here,” said Mark Holland, Liberal critic for public safety and national security. “Particularly when all their costs are so egregious, you’d think they would be desperate to offset their costs.”
Mr. Holland said the infamous “fake lake” — a $57,000 water feature being built in Toronto to give visiting journalists a taste of Muskoka — could easily have been adopted by a corporate sponsor. In all, the Canadian

Corridor, an event space that will promote cottage country and Toronto landmarks to the media, is costing taxpayers $1.9-million.
The Summit Management Office confirmed there are no corporate sponsors, and bureaucrats familiar with the preparations say there was no request from the government level to initiate a private-sector partnership. The offer from RIM was politely declined, while TD was asked to fund My Summit, a youth delegate event held during the leaders conference.
“We’re sponsoring a luncheon as part of the youth summit, which will be taking place at the same time as the G20 summit,” confirmed Mohammed Nakhooda, a spokesperson for TD Bank Financial Group. “We believe our sponsorship will help contribute to the important dialogue among the youth delegates.”
Brian Smith, of the Toronto Financial Services Alliance, said his organization would have been interested in a sponsorship role at the G20, where leaders are expected to discuss the global economy.
“Had there been an opportunity we certainly would have looked at it,” he said. “Given that the summit is meant to highlight the strength of Toronto’s financial system, it’s an obvious place for us to get our message out.”
In Pittsburgh, private companies played a major role in preparation for the city’s G20 summit last September, according to Catherine DeLoughry, of the Pittsburgh G-20 Partnership.
More than 18 “underwriters,” such as Bayer and United States Steel, provided cash donations of more than $35,000, and everything from the transportation of journalists to translation services and welcome banners were provided by corporate sponsors.
Aluminum fabrication company Alcoa even stepped in to do a last-minute repair of the Fountain at the Point, a Pittsburgh landmark that had been out of commission. “It was incredibly important to people to have that fountain on,” said Ms. DeLoughry. “They said fine, let us take a look at it. They stepped in and got it done.”
The last time Toronto played host to a summit — the G7 in 1988 — corporate sponsors were brought on board to fund Summit Square, the media facility that housed 6,000 journalists.
Trevor Eyton, then president of Brascan Ltd., and Senator Jerry Grafstein rounded up more than $2-million from 38 companies, including General Motors, Imperial Oil and the CIBC, and $2.3-million in donated goods and services ranging from limos to ballpoint pens.
Bell Canada and Northern Telecom Canada Ltd. provided communications facilities, and Ford Motor Co. of Canada lent 125 Lincoln Continentals to ferry foreign dignitaries.
At the time, minister of state for finance Thomas Hockin said corporate contributions saved the government money on the $20-million summit.
Reached at home Thursday, Mr. Grafstein said he received a call from someone involved in planning the summits several months ago, inquiring about the sponsorship program in 1988. Mr. Grafstein said he offered to help set up a similar initiative, but said no action was taken.
“I just don’t know why. I’m a frugal guy and I always believe that you don’t mess around with other people’s money, especially taxpayers’,” he said. “This is the time to do creative things and frugal things. I think the private sector should have played a much larger role.”
John Kirton, who is now the director of the G8 Research Group at the University of Toronto, helped put the corporate partnership together in 1988.

“Back then, all the blue-chip companies headquartered in downtown Toronto pitched in. The hat was passed and it defrayed the cost,” he said. “This time I’m just not aware of what’s been done.”
He believes that time may have been a factor, but said it is also possible the government avoided corporate sponsors for PR reasons.
“It could have given rise to another complaint, that the G20 summit is just being done for big business,” he said. “I think [Prime Minister Stephen] Harper has some aversion to big business being seen to buy big public events.”
But Mr. Kirton said the lack of official advertising space is working out well for him. He writes briefing books that are published at G8 summits, distributed to all participating delegates and journalists. And demand for advertising space has been fierce, he said.
“My publisher is purring,” Mr. Kirton said. “They kept asking me to get more and more editorial content to balance all the ads that were flowing in.”
Return to Top

3. Toronto-Dominion Bank May Expand TD Ameritrade Partnership
Bloomberg
SEAN PASTERNAK
Toronto-Dominion Bank plans to increase its ties with TD Ameritrade Holding Corp. through referral programs and offering new services to clients of the U.S online brokerage.
“I’m not aware of many banks out there that have first- class offerings both on the banking side and what TD Ameritrade provides,” Bharat Masrani, president and chief executive officer of Toronto-Dominion’s U.S. consumer bank, said today in a telephone interview.
Canada’s second-largest bank has started a pilot project in New York to refer clients to TD Ameritrade, said Masrani, 54. Toronto-Dominion, the largest shareholder in TD Ameritrade, also wants to offer banking services to the Omaha, Nebraska-based company’s customers.
The bank told investors yesterday that U.S. profit may more than double over the next three years to $1.6 billion annually. Toronto-Dominion said the increase will be led by recent acquisitions, organic growth, new branches and fewer loan losses.
Toronto-Dominion has spent more than $15 billion on U.S. acquisitions over the past five years, including the purchases of Portland, Maine-based Banknorth Group and Cherry Hill, New Jersey-based Commerce Bancorp.
The bank agreed in May to buy South Financial Group Inc. for about $191.6 million to expand in Florida and the Carolinas. A month earlier, it agreed to acquire the Florida assets and deposits of AmericanFirst Bank, First Federal Bank of North Florida and Riverside National Bank of Florida.
“In the short term, we’re not actively pursuing anything else,” Masrani said. He said the bank would look at other transactions if they became available.
Return to Top

4. Bay Street prepares for lockdown; Ready for branch disruptions
The Financial Post
JAMESON BERKOW
Canada ’s financial hub is preparing for G20 lockdown.
All five major banks will be reducing hours or shutting a total of 51 branches that are inside or close to the summit meeting in downtown Toronto. Plans are also underway to reduce staff on trading floors and corporate offices and move some operations to remote locations or allow employees to work from home.
Most banks will be implementing so-called “business continuity plans” — previously put to the test during the SARS outbreak and the Ontario power blackout in 2003—and now being put through their paces again. Although the summit takes place on the June 26-27 weekend, many banks will be limiting operations in the days leading up to it.
Banks are keeping details of their plans largely under wraps. Many bank employees who generally work downtown still don’t know if they are going to be coming into work or if they will be at a remote site setup. Much will depend on the intensity of the protests and the level of street disruptions.
The Bank of Montreal , in addition to closing nine downtown locations, intends to shift part of its trading operations to an alternate location outside of the secure zone, which encloses most of the financial district.
“Trading will probably split operations, moving half of its staff to an alternate location to reduce demand on the main trading floor,” said Ralph Marranca, a spokesman for BMO . At the peak of the summit disruption, BMO could have as many as 40% of its downtown staff working from home, he added, though plans are still in flux.
Toronto-Dominion Bank will modify hours at 22 branches, for five business days leading up to the summit.
“Like many companies expecting to be impacted by the summit, we have pretty robust plans in place,” said Wojtek Dabrowski, a spokesman for TD. “In order to make sure everything runs safely and smoothly, we’re closing eight branches in the downtown core.”
Decisions about further closures or reductions in hours, including trading and other operations, will be made on an ongoing basis, Mr. Dabrowski said.
For Royal Bank of Canada , the summit will be a real-life test of its continuity strategy.
“This is an actual event taking place in Toronto so we are putting our customized business continuity plans in place,” said RBC spokesman Don Blair.
RBC ’s strategy, which also involves closing eight of its downtown branches June 24-27, will have as many employees as possible who work downtown either work from home or from alternative RBC locations in the Greater Toronto Area. According to Mr. Blair, RBC is planning to maintain normal trading operations for its investment services, Mr. Blair said.
An RBC branch in Ottawa was firebombed last month. The group that claimed responsibility for the attack, FFFCOttawa, has said it planned to protest at the Toronto event as well.
The Canadian Imperial Bank of Commerce will be closing six downtown locations, including its flagship Commerce Court branch, for all or part of the summit duration.
Aside from closing six downtown locations, Bank of Nova Scotia is not planning any specific mitigation strategy to deal with the G20 disruption. Though the bank will be “implementing business continuity plans as required,” said

Joe Konecny a bank spokesman.
The Toronto Stock Exchange (TSX), which maintains a corporate headquarters one block from the secure zone, is expecting approximately 75% of its staff to work from home. It does not anticipate any impact on its trading operations that occur off-site, according to TSX spokeswoman Carolyn Quick.
Return to Top

5. Canadian economic roar will be tamed in second half of 2010, TD says
The Financial Post
KIM COVERT
Canada has been an economic lion since the end of 2009, with growth out-pacing that of its G7 peers by a wide margin. But the second half of the year will tame that roar, according to a quarterly economic forecast released Thursday by TD Economics.
“The pace of Canada’s economic revival stands out in the world. Real GDP has virtually recouped all of the losses recorded during the recession. And real consumer spending has already eclipsed its pre-recession level,” said Craig Alexander,chief economist forTD Bank Financial Group.
Canada’s gross domestic product grew by a 5% to 6% annualized rate in the fourth quarter of 2009 and the first quarter of 2010, while the average in the rest of the G7 countries was 1.3%, the report says. For the second quarter of this year, TD forecast growth of at least four per cent before what the bank calls a “pothole recovery” slows everything down to a more “moderate” speed.
“Bumps lay ahead as households and governments shift their attention to addressing their recent largesse,” said Mr. Alexander. “What’s more, volatility remains the watchword of the day.”
Potholes identified in the report include worries over sovereign debt, uncertainty about the strength of the economic recovery in the industrialized world, and concern that strong recoveries in emerging markets could create significant imbalances.
TD has revised its annual growth outlook for Canada to 3.6% in 2010 and 2.5% in 2011, from a forecast of 3.1% and 2.9%, respectively, in March. At the same time, it has revised its global outlook for real GDP growth to 4% in 2010 and 3.6% in 2011, “a modest 0.1-0.2 percentage points downward revision from our March forecast,” the report says.
For the U.S., the bank estimates growth of 3.2% this year and 2.8% in 2011.
A number of factors will combine to slow growth in the second quarter, according to the report. Commodity prices will likely be hit by a stronger U.S. dollar and concerns about world growth. A stronger Canadian dollar will be a drag on exporters.
“After holding the fort through the recession and then growing like gangbusters in its immediate aftermath, the domestic sectors of the economy will likely see momentum fade significantly in the second half of 2010 and into 2011,” the report says.
While increased job growth and projected income growth are expected to result in a two per cent increase in real spending on goods and services, a good portion of that is likely to go to debt servicing and savings, according to the report.

Falling housing prices, a slowdown in government stimulus spending and a hike in interest rates will also play their part.
Regionally, while so far Ontario, Quebec and British Columbia have derived the most benefit from the economic recovery to date, the bank expects that pendulum to shift, with the Western provinces seeing the most growth next year.
Return to Top

6. Canada must shift its trade focus to developing economies, says Carney
The Canadian Press
Bank of Canada Governor Mark Carney says Canada must shift its trade focus towards emerging economies, which account for two thirds of global growth and are key drivers of the worldwide economic recovery.
Canada’s central bank head says countries such as China, India and Brazil are becoming growing centres of economic power.
Their rapidly growing economies also have a big impact on the price of oil, metals and other commodities, drivers of Canada’s resources economy.
He says that slow growth in the United States and ongoing economic restructuring in North American industry means Canadian companies have to find new global markets to thrive and grow.
Carney’s remarks came in a prepared text of a speech today to the Newfoundland and Labrador Oil and Gas Industries Association.
Return to Top

7. Rate hike not a given: Carney
The Financial Post
PAUL VIEIRA
Bay Street economists are betting the Bank of Canada will raise interest rates again in July even though the central bank governor reinforced yesterday that more hikes are no sure bet as government austerity threatens global growth.
In a speech in Charlottetown, Mark Carney said “considerable uncertainties” remain in the global economy, and that the paring back of debt among households, banks and countries had “barely begun, and will ... temper the pace” of global growth.
The central bank raised its key interest rate by 25 basis points on June 1, based on stronger-than-anticipated domestic growth. Prior to yesterday’s speech, the betting among economists and traders was for Mr. Carney to increase rates again on July 20.
Mr. Carney, however, appeared to dampen expectations yesterday, arguing any further removal of stimulus from the strongest Group of Seven economy over the next two years had to be balanced against global developments.
“In light of the scale and volatility of these conflicting forces,” Mr. Carney said, “it should be evident that no particular path for monetary policy is preordained.”
Still, economists said they believed there is enough justification to raise rates again in July and beyond. “Certainly all is not perfectly normal in the world, but for now the [worries] are just risks as opposed to the base case,” said Eric Lascelles, chief Canadian strategist at TD Securities.
Traders were of the same mindset, as they still priced in a 85% to 90% chance of a July rate hike after the speech concluded.
“There’s been very little impact from Carney’s remarks” on market expectations, said Mark Chandler, head of fixed-income and currency strategy at RBC Capital Markets.
The underlying message of Mr. Carney’s speech “is still more consistent with further quarter-point hikes at each of the next few meetings than any other course of action,” Avery Shenfeld, chief economist at CIBC World Markets, said.
However, he suggested the central bank might opt to pause later this year once growth in Canada slows down. Still, Mr. Carney “comes down quite positively on Canadian growth, and thinks that while recent months have exaggerated the strength of the outlook, recent headlines are too dire,” Mr. Shenfeld added.
Still, figures showed yesterday that one of the key drivers to date for the Canadian economy, the housing market, has slowed. Canadian existing home sales fell a seasonally adjusted 9.5% in May, and are now down from year-ago levels after producing eye-popping gains of more than 60% in late 2009.
But it is concern abroad, especially in Europe, which has the Bank of Canada hedging its bets. For instance, the Financial Times reported Spain’s banks borrowed record amounts from the European Central Bank last month. Plus, there were rumours — later denied — that Spain was in talks with the United States, International Monetary Fund and the European Union to get access to additional funds through a line of credit. This helped pull the euro down from a two-week high.
Mr. Carney said recent financial tensions in Europe “are likely to result in higher borrowing costs and more rapid tightening of fiscal policy in advanced economies ... Without countervailing policies, this could lead to a more protracted recovery.”
Those policies include efforts among Group of 20 economies— whose leaders meet in Toronto next weekend—to address the unwinding of global trade imbalances to ensure sustainable and balanced growth, credible plans to get budget deficits to more manageable levels, liberalized exchange-rate policies, especially in emerging Asian economies, and financial reforms that would require banks to hold more capital and limit leverage.
Return to Top

8. Provincial Bonds to Outperform Corporate Debt: Canada Credit
Bloomberg
CHRISTOPHER DONVILLE
Provincial bond returns are pulling further ahead of corporate debt as Canada’s regional economies benefit from a faster-than-forecast recovery from the global recession.
Ontario and British Columbia, buoyed by economic growth in Canada of 6.1 percent in the first quarter, are among provinces that may post smaller-than-forecast budget deficits as tax revenue rises, said Warren Lovely, CIBC World Markets’ head of government debt research.
“We would expect every single province to enjoy economic growth that is brisker than is forecast in their 2010 budgets,” Toronto-based Lovely said in a phone interview.
Ontario, Canada’s most-populous province, has seen a “dramatic re-acceleration” of its economy, while British Columbia may have GDP growth of 3.3 percent, compared with the 2.2 percent forecast by the government, he said. “You can also expect stronger-than-planned generation of revenue.”
Since May 1, debt sold by Canadian provinces has posted a total return of 1.77 percent as investors sought safety from financial turmoil in Europe. That outpaced the 0.73 percent return from Canadian corporate debt during the period, according to Bank of America Merrill Lynch data.
For the remainder of the year, returns on investments in corporate debt may lag behind those on provincials as companies suffer from reduced stimulus spending and credit markets digest increased supplies of debt sold by Canadian banks, Joanna Zapior in Toronto, CIBC’s chief of corporate debt research, said in an interview.
Trading Places
“Provincial and corporate borrowers are effectively trading places,” Lovely and Zapior said in a report published June 15.
CIBC World Markets is a unit of Canadian Imperial Bank of Commerce, the country’s fifth-biggest bank.
Elsewhere in credit markets, CSS FSCC Partnership, a special-purpose vehicle, sold C$190.3 million ($185 million) of 6.92 percent notes maturing in July 2042 at 315 basis points more than comparable Canadian government debt.
Calgary-based Enbridge Income Fund sold C$100 million of 5 percent coupon notes maturing in June 2017, according to Bloomberg data. The Regional Municipality of York sold C$200 million of 10-year, 4.5 percent notes at 118 basis points more than Canadian government debt.
Bank of Canada Governor Mark Carney gives a speech today in St. John’s, Newfoundland. He’s expected to repeat comments he made June 16 in a speech in Charlottetown, Prince Edward Island, when he said the uneven global recovery and prospects of renewed weakness in Europe mean future increases in the central bank’s benchmark interest rate aren’t “preordained.”
Rising Rates
“The bank must balance the competing influences on Canadian activity and inflation of momentum in domestic demand and the increasingly uneven global recovery,” Carney, 45, said in the speech two days ago.
The Bank of Canada on June 1 became the first central bank in the Group of Seven nations to raise interest rates since July 2008, and signaled that further increases could be delayed.
Returns on Canadian corporate debt soared more than 15 percent last year, Bank of America Merrill Lynch data show, as global credit markets thawed. Provincial debt returned 3.7 percent, reflecting declining government creditworthiness as budget deficits swelled and economic growth contracted.
“Fiscal belt-tightening and a gradual elimination of deficits will be supportive of provincial credit fundamentals,” Lovely and Zapior wrote in reports. “But the slower growth that results will pose a challenge for a corporate sector that currently looks rich to provincials.”
CIBC forecasts Canada’s GDP to expand by 3.3 percent this year, compared with a 2.5 percent contraction in 2009. The country’s growth will slow to 2.5 percent in 2011, according to the bank.
CIBC also forecasts provincial debt issuance to rise to C$78 billion this year, from about C$77 billion in 2009 and C$53 billion in 2008.
Return to Top

9. Bank of America rethinks free checking
The Boston Globe
TODD WALLACK
BUSINESS; Pg. 9
Bank of America, the biggest bank in the state and nation, is considering charging some checking customers additional fees starting next year as it tries to offset the cost of complying with new financial rules.
Bank officials said yesterday they are still testing various pricing models around the country. So far, they said, they have ruled out charging all checking account customers a blanket fee, and are opting instead to offer a menu of account options.
For example, some customers of its basic checking service could be asked to pay a monthly maintenance fee or other charge to cover the cost of servicing their account. But the bank could waive fees for customers who use self less-expensive, self-service options — online banking or ATMs, for instance -rather than tellers, who regularly use debit and credit cards, or who agree to do business with the bank in other ways.
“Each offering provides a distinct value, and there’s a cost that comes with that value,’’ said Bank of America spokeswoman Anne Pace. “Customers will have more choices in how they want to pay for that value.’’
The move was first reported by The Wall Street Journal yesterday.
Bank of America, like many banks, is looking for new revenues as it faces additional financial regulations, which, for example, limit overdraft fees on debit cards. In addition, the bank faces increased assessments from the Federal Deposit Insurance Corp. to replenish the nation’s deposit insurance fund.
Bank of America has elected to go beyond the new federal limits by scrapping most of its overdraft fees altogether, winning praise from consumer advocates. But eliminating those fees will cost $160 million a quarter, the bank estimates.
Altogether, the company estimated that it will collect about $600 million less a quarter in service fees once the new financial rules go into effect this year.
“Obviously, we will look to mitigate this impact,’’ Bank of America chief accounting officer Neil A. Cotty told Wall Street analysts in April.
“You should expect that customers will have a choice of banking more efficiently, bringing more relationships to us, or paying a maintenance fee.’’
Like many banks, Bank of America already charges a monthly maintenance fee for many standard accounts. But most customers can easily avoid the fee by maintaining a minimum balance or meeting other requirements, essentially giving them free basic checking.
Other major banks are also expected to implement new fees or find other ways to increase their revenue in coming months.
TD Bank spokeswoman Rebecca S. Acevedo said: “We are weighing our options but haven’t made any decisions in this area yet.’’
Return to Top

10. BofA Seeks ‘Edge’ With Merrill Rivaling Schwab, Fidelity Online
Bloomberg
MARGARET COLLINS and ALEXIS LEONDIS
Bank of America Corp., the largest U.S. bank by assets, is trying to attract investors with less to invest through a new online trading site.
Bank of America’s Merrill Lynch, the world’s largest brokerage with more than 15,000 financial advisers and about $2.2 trillion of client assets, will let customers trade stocks, mutual funds and options online starting June 21, through Merrill Edge, Dean Athanasia, head of banking and the direct investment division for Bank of America Global Wealth and Investment Management, said in an interview.
“It’s an integrated bank and brokerage offering” that will compete with companies such as Charles Schwab Corp. and closely held Fidelity Investments, said Athanasia, who is based in New York and Boston. The site will target customers who have $250,000 or less to invest, those with “emerging wealth” or self-directed investors, he said.
Customers of Merrill Edge will pay from $4.95 to as much as $8.95 a trade depending on the size of their accounts, Athanasia said. Those with at least $25,000 in total banking and brokerage accounts will get 30 free equity trades a month. Users may open investment and retirement accounts on the site and those with more than $20,000 to invest may contact advisers, who are separate from Merrill Lynch’s full-service advisers, by phone.
Schwab, based in San Francisco, charges $8.95 for all online stock trades regardless of account balances, how many shares are traded and how often shares are traded, according to the company’s website.
Trading Costs
Fidelity, based in Boston, generally charges $7.95 for online U.S. equity trades, and TD Ameritrade Holding Corp., based in Omaha, Nebraska, charges $9.99 for online stock trades. New York-based E*Trade Financial Corp. charges from $7.99 to $9.99, depending on the number of trades.
Steve Austin, a spokesman for Fidelity, the world’s largest mutual-fund manager, declined to comment on Merrill Edge. Greg Gable, a spokesman for Schwab, also declined to comment.
Schwab, TD Ameritrade and E*Trade, the largest U.S. independent online brokers, fell in stock trading yesterday after Bank of America’s plans were reported by the Wall Street Journal.
It’s “highly unlikely” that Merrill Edge will cause a significant number of existing clients to leave Schwab, TD Ameritrade or E*Trade, and the initial negative market reaction is an “overreaction,” Raymond James Financial Inc.’s Patrick O’Shaughnessy, an analyst, and Megan Repine, a research associate, wrote in a research note yesterday.

Re-Branding Effort
“We believe this is simply a re-branding of Bank of America’s existing online brokerage,” said O’Shaughnessy and Repine, who are based in Chicago. Merrill Edge may lead to more financial advisers leaving the firm because they fear the platform might cannibalize their clients, they said.
The firm’s full-service advisers target high-net-worth clients with complex needs while the online site is aimed at investors who choose to be self-directed, said Selena Morris, a spokeswoman for the Charlotte, North Carolina-based bank.
“The attrition rate for clients that have both a full- service and a self-directed account is half of those with only a full-service relationship,” Morris said.
Return to Top

11. Banco Santander offers to buy 300 Royal Bank of Scotland branches across Britain
The Associated Press
Banco Santander said Friday it has made an offer for some 300 bank branches being sold by Royal Bank of Scotland, but the government-controlled Scottish bank says there is still time for other bidders to come forward.
In a brief announcement to the London Stock Exchange, Santander said simply that it had made a bid, which RBS said it was “seriously reviewing.”
News reports say Santander is the only bidder, reportedly offering between 1.5 billion pounds ($2.2 billion) and 1.8 billion pounds for RBS branches in England and Wales and its NatWest offices in Scotland.
“This remains a competitive process and we will continue to do what is right for our shareholders in disposing of these assets which present an excellent opportunity for either a new entrant or a bidder who wants to consolidate their position as a major player in the UK banking sector,” RBS said in a statement.
The bank has until 2013 to complete a sale.
Earlier this week, RBS said it had agreed to sell its operation in Pakistan to Faysal Bank Limited for about $50 million. On Thursday, the Dhabi Commercial Bank said it had agreed to buy RBS’ retail banking operation in the United Arab Emirates in a $100 million deal.
The government controls 84 per cent of RBS, which had to be rescued after it led a consortium in a disastrous takeover of the Dutch bank ABN Amro.
In a research note last week, analysts at Evolution Securities said they expect RBS to return to profit in 2011, when they believe the government will start disposing of its shareholding.
The government paid about 50 pence per share, and the stock is now trading at 47 pence.
Return to Top

Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
The terms of our contract allow the Daily Media Roundup to be used exclusively by TD Bank Financial Group employees; please do not distribute outside TDBFG. Contact Samson Yuen with any questions.
Les modalités de notre contrat permettent l’utilisation exclusive du Survol quotidien des médias par les employés du Groupe Financier Banque TD; veuillez ne pas faire circuler à l’extérieur du GFBTD. Veuillez communiquer avec Samson Yuen pour toute question.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.
Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de la transaction par les actionnaires de The South Financial Group, Inc., la capacité de réaliser les synergies prévues découlant de la transaction selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de la transaction ou de remplir d’autres conditions liées à la transaction selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009, dans le formulaire 40-F, pour La Banque Toronto-Dominion, et dans le rapport annuel de 2009, dans le formulaire 10-K de South Financial déposé auprès de la Securities and Exchange Commission (SEC) et disponible sur le site Internet de la SEC (http://www.sec.gov).
La proposition de fusion entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc. afin qu’ils l’examinent. La Banque Toronto-Dominion et The South Financial Group, Inc. ont déposé, auprès de la SEC, une déclaration d’enregistrement dans le formulaire F-4 qui contient une circulaire de sollicitation de procurations ou un prospectus provisoire, et chacune des sociétés prévoit déposer d’autres documents relatifs à la transaction proposée auprès de la SEC. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations ou le prospectus provisoire lié à la transaction de fusion proposée, ainsi que la circulaire de sollicitation de procurations ou le prospectus définitifs, lorsqu’il sera disponible, ainsi que d’autres documents déposés auprès de la SEC, car ils contiendront des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus provisoire,, et pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus définitif, lorsqu’il sera disponible, ainsi que d’autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., et ce, sans frais, sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations ou du prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations ou le prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande à The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 1-866-486-4826, ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et leurs dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à la transaction de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto- Dominion est disponible dans son rapport annuel, dans le formulaire 40-F, pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, et dans son avis de convocation à son assemblée annuelle et dans sa circulaire de procuration de 2010,, qui a été déposée auprès de la SEC le 25 février 2010 et dans la déclaration d’enregistrement du formulaire F-4 susmentionnée, qui a été déposée auprès de la SEC le 10 juin 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. de son assemblée annuelle de 2010, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, est inclus dans la circulaire d’information/le prospectus susmentionné, dans le formulaire F-4, qui a été déposé auprès de la SEC le 10 juin 2010, et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK
AND THE TORONTO-DOMINION BANK ON JUNE 18, 2010
Daily News Brief
June 18, 2010
Compiled by Jimmy A. Hernandez, Corporate and Public Affairs
TD BANK NEWS
1.	A New Dominion. Cracking the American Market Has Proved Beyond Many Foreign Banks. Is Canada’s TD Different? – The Economist
AT MOST banks, tellers who have been particularly helpful to a customer are content with a pat on the back from their manager. Star workers in the American branches of TD (for Toronto-Dominion) can expect a lot more. [TD Bank’s Mike Carbone, Bharat Masrani, and Ed Clark are mentioned.]
2.	Star Networking Event Goes ‘Green’ – The Queens Courier
Whoever misses this next Star Networking event is sure to be green with envy. The Queens Courier, along with Queens Smoke Free Partnership and TD Bank, will co-host another in a galaxy of successful Star Networking events at TD’s newest Queens Village location – its first all “green” branch. [TD Bank’s Stephen Ting is quoted.]
3.	Bank of America Rethinks Free Checking. Seeks to Offset Costs of New Financial Rules – The Boston Globe
Bank of America, the biggest bank in the state and nation, is considering charging some checking customers additional fees starting next year as it tries to offset the cost of complying with new financial rules. [TD Bank is mentioned.]
4.	Toronto-Dominion Bank May Expand TD Ameritrade Partnership – Bloomberg Businessweek
Toronto-Dominion Bank plans to increase its ties with TD Ameritrade Holding Corp. through referral programs and offering new services to clients of the U.S online brokerage. [TD Bank’s Bharat Masrani is quoted.]
5.	First Potomac Realty Trust – The Gazette (MD)
First Potomac Realty Trust of Bethesda announced that it has expanded its unsecured revolving credit facility from $175 million to $225 million with the addition of two new lenders, US Bank and TD Bank.
6.	Greenville Bank Cited for ‘Unsound’ Practices – GSA Business (SC)

Southern First joins a growing list of Upstate banks facing heightened oversight by federal regulators. The South Financial Group Inc.’s Carolina First Bank of Greenville signed a consent order with the Federal Deposit Insurance Corp. in May, shortly before the announcement of its pending acquisition by TD Bank Financial Group.
INDUSTRY NEWS
1.	BankAtlantic Most Vulnerable to Overdraft Fee Cuts — South Florida Business Journal
A plan by federal regulators to limit overdraft fees would hit BankAtlantic Bancorp hard, according to a newly released report by an investment analyst.
2.	BofA Seeks ‘Edge’ With Merrill Rivaling Schwab, Fidelity Online – Bloomberg Businessweek
Bank of America Corp., the largest U.S. bank by assets, is trying to attract investors with less to invest through a new online trading site.
3.	Reform Conference Softens Key Capital Provision By Stacy Kaper June 18, 2010 – American Banker
After a heated debate, the regulatory reform conference committee agreed late Thursday to scale back a provision of the bill that would eliminate the use of trust-preferred securities as Tier 1 capital.
4.	House Passes Bill to Create Small Business Fund – American Banker
The House approved a bill 241 to 182 on Thursday that would create a $30 billion fund that community banks could access for small business loans.
TD BANK NEWS
1.	A New Dominion. Cracking the American Market Has Proved Beyond Many Foreign Banks. Is Canada’s TD Different? June 17, 2010 – The Economist
AT MOST banks, tellers who have been particularly helpful to a customer are content with a pat on the back from their manager. Star workers in the American branches of TD (for Toronto-Dominion) can expect a lot more. The bank’s WOW! Department (yes, really), a jazzed-up version of internal communications, sends costume-clad teams from Alpha WOW! Omega, its “fraternity”, to “surprise and delight” high performers in front of colleagues and (presumably bemused) customers, dishing out tokens that can be redeemed for TD-branded goodies.
Cringe worthy, perhaps. But TD, which touts itself as “America’s Most Convenient Bank”, takes service seriously. Its branches are open 50% longer than a typical rival’s, including Sundays. It provides water bowls for clients’ dogs, colouring books for their kids. Its ATMs offer stamps as well as cash. It eschews ropes for customer queues. “We don’t want them to feel like sheep,” says Mike Carbone, head of TD’s branches in Philadelphia, whose staff, like everyone at the bank, are trained at its “university” in New Jersey. TD calls 800 customers a night to gauge their experience. All of this seems to work. JD Power, a research firm, ranks it top for customer service among large banks in America’s mid-Atlantic region.
Toronto-based TD’s big leap into the United States came two years ago. Seeking growth outside its mature, oligopolistic home market, it bought Commerce Bank, which had shaken up high-street banking in New York. It has continued to expand, using its strength—Canadian banks weathered the credit crisis relatively well—to buy several troubled banks in the south-east this year. This has brought its total investment in America to $18 billion and its east-coast network to nearly 1,300 outlets, 200 more than it has across Canada. Its latest deal made it a top-ten bank in Florida.
TD’s speciality is sucking up deposits, a cheap and stable form of funding. Banks with more than 10% of the branches in a given local market typically garner a disproportionately large share of deposits. TD can do the same with only 5-6% of total branches because of its reputation for convenience, says Sherief Meleis of Novantas, a consultancy. It works hard to find the best locations, favouring former fast-food outlets, which tend to be in busy places and already have drive-throughs (for ATMs). In the densest parts of the network, TD has 50% more deposits than its share of branches would imply, claims Bharat Masrani, head of its American operations.
TD has various ruses for bringing in deposits. It has attracted thousands of new customers by placing penny arcades, which count change, in branches. Users get a slip which they must redeem for cash at the counter, giving tellers a chance to persuade them to open an account. TD has curried favour with savers by offering a scheme that pays $10 to children for every ten books they read and by supporting local sports teams. It recently launched a mascot, the imaginatively named “TD”: a bit naff, maybe, but $128 billion of deposits is nothing to smirk at for a firm that was barely on America’s retail-banking radar a few years ago.
Still, there are grounds for scepticism. Chief among them is the poor record of foreign banks, including some of TD’s Canadian peers, on America’s high street. TD’s overall return on invested capital in America was 4.5% last year, half its target. Brad Smith, an analyst at Stonecap Securities, wonders whether the bank will return its cost of capital. “They say it is a once-in-a-generation opportunity,” he says, “but we’ve seen this video many times.”
TD points out that its operating returns (excluding goodwill and the like) are close to 20%. Ed Clark, its boss, argues that profitability will grow as loan losses fall. He also thinks TD can sell more products to each customer: its franchise is “thin” compared with cross-selling leaders such as Wells Fargo, he says. The bank’s 45% stake in TD Ameritrade, a brokerage, could help.
TD’s profits should also get a lift as it shifts from holding low-yielding securities to making (admittedly riskier) loans as the economy recovers. Currently it has 65 cents of loans for every dollar of deposits, compared with 90 cents or more for many peers. It has begun to close the gap: it was one of very few large banks to expand lending last year.
Like other retail banks, TD faces regulatory headwinds. Restrictions on overdraft and other fees will take $15 billion-19 billion of non-interest income out of the industry, reckons Mr Meleis. But deposit spreads should widen as rates rise, because banks can delay passing on some of the extra interest to savers. To make up for the lost revenue, banks will need to improve their deposit margins by only 0.3 percentage points, Mr Meleis calculates. The improvement needs to be even smaller at deposit-rich institutions such as TD.

And if rates stay lower than expected? Mr Clark admits it is a worry. So, too, is lending indiscipline, though TD has a thick conservative streak. It faces intensifying competition as the economy picks up. Its high-touch service model, though impressive, is not impossible to replicate (British bank customers will get something similar with the opening next month of Metro Bank, one of whose founders was the force behind Commerce Bank).
But TD is not about to turn tail. America has become hugely important to the bank, which Mr Clark describes these days as “a North American institution that just happens to have its headquarters in Canada.” For better or worse, TD’s future increasingly lies not in Ontario or Quebec, but somewhere between Maine and Florida.
Top
2.	Star Networking Event Goes ‘Green’ By Steve Mosco June 16, 2010 – The Queens Courier
Whoever misses this next Star Networking event is sure to be green with envy.
The Queens Courier, along with Queens Smoke Free Partnership and TD Bank, will co-host another in a galaxy of successful Star Networking events at TD’s newest Queens Village location – its first all “green” branch.
The new, environmentally-friendly store will be the site of business card swapping, deal closing and relationship building among Queens businesspeople from all ends of this diverse, and growing, borough.
“TD Bank is proud to support Smoke-Free New York and we are committed to partnering with organizations that improve the lives of the communities we serve,” said Stephen Ting, manager of TD Bank’s Queens Village branch. “Our new stores are designed not only to be green, but also to provide customers and employees with a healthy environment. So our partnership with Smoke-Free New York is fitting for us.”
Josh Schneps, co-publisher of The Queens Courier, said that those who attend the event have numerous opportunities to increase the visibility and viability of their respective businesses.
“We encourage people to bring their business cards, meet new people and build their business,” he said.
At previous Star Networking events, industry leaders have come together to meld ideas and learn how they can help each other to expand the Queens brand throughout the business community. With the partnership of TD Bank and Queens Smoke Free, this event figures to develop that idea even further with an emphasis placed on a healthy work environment for both workers and customers.
The TD Branch, located at 214-32 Jamaica Avenue, is the bank’s 79th in the city, but the first of its kind.

Top
3.	Bank of America Rethinks Free Checking. Seeks to Offset Costs of New Financial Rules By Todd Wallack June 18, 2010 – The Boston Globe
Bank of America, the biggest bank in the state and nation, is considering charging some checking customers additional fees starting next year as it tries to offset the cost of complying with new financial rules.
Bank officials said yesterday they are still testing various pricing models around the country. So far, they said, they have ruled out charging all checking account customers a blanket fee, and are opting instead to offer a menu of account options.
For example, some customers of its basic checking service could be asked to pay a monthly maintenance fee or other charge to cover the cost of servicing their account. But the bank could waive fees for customers who use self less-expensive, self-service options — online banking or ATMs, for instance —rather than tellers, who regularly use debit and credit cards, or who agree to do business with the bank in other ways.
“Each offering provides a distinct value, and there’s a cost that comes with that value,’’ said Bank of America spokeswoman Anne Pace. “Customers will have more choices in how they want to pay for that value.’’
The move was first reported by The Wall Street Journal yesterday.
Bank of America, like many banks, is looking for new revenues as it faces additional financial regulations, which, for example, limit overdraft fees on debit cards. In addition, the bank faces increased assessments from the Federal Deposit Insurance Corp. to replenish the nation’s deposit insurance fund.
Bank of America has elected to go beyond the new federal limits by scrapping most of its overdraft fees altogether, winning praise from consumer advocates. But eliminating those fees will cost $160 million a quarter, the bank estimates.
Altogether, the company estimated that it will collect about $600 million less a quarter in service fees once the new financial rules go into effect this year.
“Obviously, we will look to mitigate this impact,’’ Bank of America chief accounting officer Neil A. Cotty told Wall Street analysts in April.
“You should expect that customers will have a choice of banking more efficiently, bringing more relationships to us, or paying a maintenance fee.’’
Like many banks, Bank of America already charges a monthly maintenance fee for many standard accounts. But most customers can easily avoid the fee by maintaining a minimum balance or meeting other requirements, essentially giving them free basic checking.
Other major banks are also expected to implement new fees or find other ways to increase their revenue in coming months.

TD Bank spokeswoman Rebecca S. Acevedo said: “We are weighing our options but haven’t made any decisions in this area yet.’’
Top
4.	Toronto-Dominion Bank May Expand TD Ameritrade Partnership By Sean B. Pasternak June 17, 2010 – Bloomberg Businessweek
Toronto-Dominion Bank plans to increase its ties with TD Ameritrade Holding Corp. through referral programs and offering new services to clients of the U.S online brokerage.
“I’m not aware of many banks out there that have first- class offerings both on the banking side and what TD Ameritrade provides,” Bharat Masrani, president and chief executive officer of Toronto-Dominion’s U.S. consumer bank, said today in a telephone interview.
Canada’s second-largest bank has started a pilot project in New York to refer clients to TD Ameritrade, said Masrani, 54. Toronto-Dominion, the largest shareholder in TD Ameritrade, also wants to offer banking services to the Omaha, Nebraska-based company’s customers.
The bank told investors yesterday that U.S. profit may more than double over the next three years to $1.6 billion annually. Toronto-Dominion said the increase will be led by recent acquisitions, organic growth, new branches and fewer loan losses.
Toronto-Dominion has spent more than $15 billion on U.S. acquisitions over the past five years, including the purchases of Portland, Maine-based Banknorth Group and Cherry Hill, New Jersey-based Commerce Bancorp.
The bank agreed in May to buy South Financial Group Inc. for about $191.6 million to expand in Florida and the Carolinas. A month earlier, it agreed to acquire the Florida assets and deposits of AmericanFirst Bank, First Federal Bank of North Florida and Riverside National Bank of Florida.
“In the short term, we’re not actively pursuing anything else,” Masrani said. He said the bank would look at other transactions if they became available.
Top
5.	First Potomac Realty Trust By Sonny Goldreich June 18, 2010 – The Gazette (MD)
First Potomac Realty Trust of Bethesda announced that it has expanded its unsecured revolving credit facility from $175 million to $225 million with the addition of two new lenders, US Bank and TD Bank.

“The expansion of our corporate line of credit and the recent improvement of its terms further strengthens our capital position,” said Barry H. Bass, First Potomac’s CFO, in a statement.
“The addition of US Bank and TD Bank to our already strong roster of banking relationships illustrates the strength of our markets and the attractiveness of the First Potomac strategy and platform. We will continue to enhance our financial flexibility to position the company to take advantage of attractive opportunities ...,” Bass said.
Top

6.	Greenville Bank Cited for ‘Unsound’ Practices June 17, 2010 – GSA Business (SC)
Southern First Bancshares Inc. has signed an agreement with the Office of the Comptroller of the Currency to revise its lending policies, reappraise certain collateral properties and update methods for identifying impaired loans and accounting for losses, among other measures.
The 13-page agreement, dated June 8, is based on an OCC examination of the bank in the second quarter of 2009. The review found “unsafe and unsound banking practices relating to credit administration, credit risk management and liquidity risk management at the bank,” according to a copy of the agreement filed Monday with the Securities and Exchange Commission.
Southern First, which operates as Greenville First in Greenville and Southern First Bank in Columbia, must improve liquidity and credit risk. The agreement also places limits on lending and brokered deposits and requires Southern First to update a profit plan that includes “realistic and comprehensive budgets, including projected balance sheets and year-end income statements.”
Southern First reported net income of $1.4 million in 2009, down from $1.9 million in 2008. The institution reported a net loss of $322,000 for the first quarter 2010. The institution remains “well-capitalized” by regulatory standards.
In its SEC filing, Southern First said it has worked to address findings in the OCC’s exam since the review was completed and has already developed formal action plans to comply with requirements of the OCC agreement. Bank representatives were unavailable for comment today.
Southern First joins a growing list of Upstate banks facing heightened oversight by federal regulators.
The South Financial Group Inc.’s Carolina First Bank of Greenville signed a consent order with the Federal Deposit Insurance Corp. in May, shortly before the announcement of its pending acquisition by TD Bank Financial Group.
Palmetto Bancshares Inc. of Greenville previously said it expected to enter an agreement with the FDIC sometime this year that would require the institution to raise capital, among other things. More recently, however, Palmetto Bank announced that it secured stock-

purchase agreements from several institutional investors that would result in $100 million in new capital.
Spartanburg-based First National Bancshares Inc. entered into an agreement with the federal comptroller’s office more than a year ago.
Additionally, Easley-based CommunitySouth Financial Corp. entered into a consent order with the FDIC in February.
In other parts of the state, Tidelands Bancshares Inc., based in Mount Pleasant, entered into an informal memorandum of understanding with the FDIC late last year.
Beach First National Bank of Myrtle Beach became the first S.C.-based bank in a decade to fail when it was taken over by the FDIC in April. The bank had entered into a consent order with the Office of the Comptroller of the Currency in November.
Top

INDUSTRY NEWS
1.	BankAtlantic Most Vulnerable to Overdraft Fee Cuts By Brian Bandell June 17, 2010 – South Florida Business Journal
A plan by federal regulators to limit overdraft fees would hit BankAtlantic Bancorp hard, according to a newly released report by an investment analyst.
The Fort Lauderdale-based bank had the highest percentage of its core operating revenue (29 percent) in service fees, according to the report, by Sandler O’Neill & Partners Managing Director Kevin Fitzsimmons, who examined 117 publicly traded banks for the potential impact of limited impact fees.
The report did not say how much of BankAtlantic’s fees came from overdrafts. The average for thrifts was 10 percent. Only two other banks in the study had ratios higher than 20 percent.
Overdraft fees, which are charged when people debit their account for more than its balance, have spurred complaints and lawsuits from consumers. For banks, these fees provide a source of steady income as they suffer loan losses.
New federal regulations require banks to ask customers permission before providing overdraft services. If they don’t have enough money in the bank to cover the cost, their debit cards will be declined.
The Sandler O’Neill study said a 10 percent reduction in service fees would cause a $7.2 million loss in revenue and a 10 cents-a-share loss of earnings at BankAtlantic. A 20 percent reduction would spur a $14.4 million cut in revenue and a 19 cents-a-share loss.
For a bank that lost $185.8 million in 2009 and $20.7 million in this year’s first quarter, that’s not good news.

BankAtlantic has started a $25 million stock offering from its existing shareholders.
BankAtlantic officials did not respond to a request for comment on the report.
Bank of America Corp. reported that it could lose nearly $600 million a year under the overdraft fee restrictions. The Wall Street Journal reported on Thursday that Bank of America and other banks are considering adding more monthly service charges to accounts to make up for it.
Top

2.	BofA Seeks ‘Edge’ With Merrill Rivaling Schwab, Fidelity Online By Margaret Collins and Alexis Leondis June 18, 2010 – Bloomberg Businessweek
Bank of America Corp., the largest U.S. bank by assets, is trying to attract investors with less to invest through a new online trading site.
Bank of America’s Merrill Lynch, the world’s largest brokerage with more than 15,000 financial advisers and about $2.2 trillion of client assets, will let customers trade stocks, mutual funds and options online starting June 21, through Merrill Edge, Dean Athanasia, head of banking and the direct investment division for Bank of America Global Wealth and Investment Management, said in an interview.
“It’s an integrated bank and brokerage offering” that will compete with companies such as Charles Schwab Corp. and closely held Fidelity Investments, said Athanasia, who is based in New York and Boston. The site will target customers who have $250,000 or less to invest, those with “emerging wealth” or self-directed investors, he said.
Customers of Merrill Edge will pay from $4.95 to as much as $8.95 a trade depending on the size of their accounts, Athanasia said. Those with at least $25,000 in total banking and brokerage accounts will get 30 free equity trades a month. Users may open investment and retirement accounts on the site and those with more than $20,000 to invest may contact advisers, who are separate from Merrill Lynch’s full-service advisers, by phone.
Schwab, based in San Francisco, charges $8.95 for all online stock trades regardless of account balances, how many shares are traded and how often shares are traded, according to the company’s website.
Trading Costs
Fidelity, based in Boston, generally charges $7.95 for online U.S. equity trades, and TD Ameritrade Holding Corp., based in Omaha, Nebraska, charges $9.99 for online stock trades. New York-based E*Trade Financial Corp. charges from $7.99 to $9.99, depending on the number of trades.
Steve Austin, a spokesman for Fidelity, the world’s largest mutual-fund manager, declined to comment on Merrill Edge. Greg Gable, a spokesman for Schwab, also declined to comment.

Schwab, TD Ameritrade and E*Trade, the largest U.S. independent online brokers, fell in stock trading yesterday after Bank of America’s plans were reported by the Wall Street Journal.
It’s “highly unlikely” that Merrill Edge will cause a significant number of existing clients to leave Schwab, TD Ameritrade or E*Trade, and the initial negative market reaction is an “overreaction,” Raymond James Financial Inc.’s Patrick O’Shaughnessy, an analyst, and Megan Repine, a research associate, wrote in a research note yesterday.
Re-Branding Effort
“We believe this is simply a re-branding of Bank of America’s existing online brokerage,” said O’Shaughnessy and Repine, who are based in Chicago. Merrill Edge may lead to more financial advisers leaving the firm because they fear the platform might cannibalize their clients, they said.
The firm’s full-service advisers target high-net-worth clients with complex needs while the online site is aimed at investors who choose to be self-directed, said Selena Morris, a spokeswoman for the Charlotte, North Carolina-based bank.
“The attrition rate for clients that have both a full- service and a self-directed account is half of those with only a full-service relationship,” Morris said.
Top

3.	Reform Conference Softens Key Capital Provision By Stacy Kaper June 18, 2010 – American Banker
After a heated debate, the regulatory reform conference committee agreed late Thursday to scale back a provision of the bill that would eliminate the use of trust-preferred securities as Tier 1 capital.
The two sides conceptually agreed to exempt all institutions with less than $500 million of assets and grandfather existing trust-preferreds for at least some bank holding companies but Senate conferees were at odds on where best to draw the line.
At the behest of Rep. Dennis Moore, D-Kan., House conferees sought to grandfather the hybrid debt-equity instruments for all institutions, regardless of size.
But Senate conferees only agreed to do so for holding companies with less than $10 billion of assets. Larger firms, according to the Senate proposal, would face a three-year phase-in period starting in 2013.
House lawmakers argued it was wrong to retroactively alter the capital treatment of trust-preferreds. “I feel that to change the capital treatment of these Trups agreements after the purchase was already made is unfair and could negatively impact economic recovery,” Moore said.

It was unclear what the final provision would look like. House Financial Services Committee Chairman Barney Frank said that the House would wait until Tuesday before offering its counter concerning the capital measure.
The capital provision was just one of several dealt with during the third day of substantive work by the committee.
The conferees also tackled whether to create a resolution fund that could be used by regulators to unwind a systemically important firm and made a final decision to remove language that would have made the head of the Federal Reserve Bank of New York a presidentially appointed position.
But the capital measure was arguably the most controversial. The banking industry has fought the original provision since it was added by Sen. Susan Collins, R-Maine, during Senate debate on the regulatory reform bill. Collins, citing concerns from Federal Deposit Insurance Corp. Chairman Sheila Bair, said trust-preferreds should not count as capital since they do not absorb losses.
Her original amendment would treat all holding companies the same, regardless of size, and would be effective immediately after the bill was enacted. The banking industry argued that would cause many banks to be undercapitalized almost overnight, potentially causing some to fail.
House and Senate conferees from both political parties agreed some transition period was needed.
House conferees had initially been expected to offer to grandfather firms with less than $15 billion of assets and force larger holding companies to phase-in requirements starting in 2013, but accepted Moore’s proposal to grandfather all existing trust-preferreds regardless of institution size.
Rep. Carolyn Maloney, D-N.Y., endorsed Moore’s amendment, arguing that a phase-in could still cause large banks to engage in a fire sale of trust-preferred securities.
“If these entities are forced to meet a hard-and-fast deadline of Jan. 1, 2013, they will flood the market, creating downward pressure on the price for trust-preferred stock,” Maloney said.
But Senate Banking Committee Chairman Chris Dodd said the House offer went too far and noted that his staff had been working with Collins’ office and that there was still a difference of opinion among Senate members.
Dodd said that the Senate could live with House language to shield the Federal Home Loan Banks and smaller banks under $500 million from the provision, but could not support grandfathering existing trust-preferreds for all institutions.
Instead Dodd said the Senate would draw the line at bank holding companies under $10 billion of assets and would strike House language that was added which would give regulators the discretion to essentially ignore the requirement for certain firms.
“We have worked with our colleague from Maine and her staff to modify the House offer on her amendment,” said Dodd. “The House offer contained a provision that could potentially undermine section 171 by allowing regulators to effectively ignore its primary requirements. We would strike this provision.”
Dodd acknowledged there would be further efforts to tweak the Collins language, however.
“We would modify the House offer to grandfather bank holding companies under $10 billion rather than grandfathering all bank holding companies,” he said. “I realize there is a difference of opinion on that. We even have some difference of opinion I think on our side on that so I think there may be an amendment to that counter offer I’m making to you from our side.”
Sen. Mike Crapo, R-Idaho, attempted to adopt the Moore amendment, and gained the support of one Democrat, Sen. Blanche Lincoln, and the other four Republicans on the committee. Although the amendment failed due to a tie 6 to 6 vote, it was unclear if the issue would be raised again and it was possible the Senate could revise its offer.
Dodd pushed back against Crapo, warning that Collins’ support was critical to pass the final bill. The Maine Republican is one of only four GOP senators to support the reform bill and her vote is necessary to ensure final legislation can be enacted.
“This is the proposal our colleague, Sen. Collins from Maine, cares deeply about,” Dodd said. “I am going to urge the rejection of the Crapo amendment... I would like to see us defend the Collins amendment as we go forward in negotiations with our House colleagues on this matter.”
Under conference rules, House conferees can propose changes to the regulatory reform bill, which the Senate members can accept, reject, or propose a counteroffer. Once both sides agree, the final reform legislation must still be passed by the full House and Senate.
Conferees also debated whether to require large banks to prepay into a fund that could be used to help unwind a systemically important bank.
As expected, Senate conferees rejected a House effort to create a $150 billion fund. During debate on its version of the bill, the Senate scrapped a proposed $50 billion fund after Republicans argued it would effectively be a permanent “bailout” fund.
Dodd noted that 93 senators had voted to remove the fund from its version of the bill, and could not agree to restore it.
“Colleagues on both the Democratic and Republican side — although mostly on the Republican side... objected to the ex-ante fund as part of the Shelby-Dodd agreement,” Dodd said. “We cannot accept the House offer because we cannot undo one of most critical agreements that passed 93 to 5 on the floor of the Senate.”
But Rep. Luis Gutierrez, D-Ill., the author of the fund in the House bill, said that GOP claims made no sense.
A bailout fund “does not exist,” he said. “You cannot find it in here. ... This is a funeral fund. This is a dissolution fund.”
Rep. Maxine Waters, D-Calif., questioned Republicans’ logic, noting that the Senate bill would force the FDIC to borrow from the Treasury Department to unwind a large institution.

“Why my Republican colleagues in the Senate held up the bill because of the prefund is beyond me,” she said. “Why a prefund from the industry is a taxpayer bailout but a line of credit from Treasury is not is also a mystery.”
The debate came as the committee also finished dealing with issues left over from Wednesday’s marathon session.
Sen. Jack Reed, D-R.I., lost his battle to force the head of the Federal Reserve Bank of New York to be appointed by the president and confirmed by the Senate.
Frank also said that the House would agree to drop a proposal to require the Fed to certify a 99% degree of confidence that its emergency loans made under its 13(3) authority would be repaid in full.
Sen. Bob Corker, R-Tenn., also succeeded in adding language to the Senate offer that would require the systemic risk council to take accounting and insurance issues into consideration when making recommendations on financial stability.
The American Bankers Association and other banking groups have argued that mark to market accounting rules contributed to the crisis and should be included in the analysis of systemic risk.
Corker also succeeded in adding a study to the Senate offer related to the Collins amendment that would require the comptroller general to study the use of different hybrid capital instruments on the banking system, specifically including the disallowance of trust preferred securities.
Frank said the House planned to respond to the Senate’s offer on systemic risk, resolution and capital on Tuesday. That day was already likely to be highly charged, as conferees are scheduled to also address other controversial issues such as interchange fee regulation, consumer protection, and risk retention.
Top

4.	House Passes Bill to Create Small Business Fund By Cheyenne Hopkins June 18, 2010 – American Banker
The House approved a bill 241 to 182 on Thursday that would create a $30 billion fund that community banks could access for small business loans.
The bill passed after a contentious debate over whether the legislation would spur small business lending or if it should be considered another Troubled Asset Relief Program.
The measure would create a $30 billion fund to provide capital to community banks. Banks would see their dividend on the capital reduced as it increased its small business lending. For example, if a bank boosted lending by more than 10%, the dividend would drop from an initial 5% rate to 1%.
The program would also be free of some of the restrictions of Tarp, such as warrants and executive compensation limitations.

Over the two-day debate, the House adopted amendments to increase disclosure, reporting and oversight of the program.
On Thursday, lawmakers adopted an amendment that would allow construction, land development, and other land loans for offices to be counted as small business loans.
The bill now moves to the Senate, which could consider it within the month. Analysts and observers have warned the legislation faces an uphill battle in that chamber, however. Republicans have argued the bill is another version of the politically unpopular Tarp program.
House Financial Services Committee Barney Frank angrily denounced that argument on Thursday, saying the program was substantially different from Tarp.
“This is an effort to call it Tarp,” he said. “It is not Tarp. It’s the Pee-wee Herman school of legislating, let’s call each other names without dealing with the substance.”
Top

The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.

The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.